

February 16, 2010

Mr. William B. Larson
Senior Vice President and Chief Financial Officer
Commercial Metals Company
6565 MacArthur Blvd
Irving, TX 75039

Re: **Commercial Metals Company**
           Form 10-K for the year ended August 31, 2009
           File No. 1-4304

Dear Mr. Larson:

We have reviewed your response to our comment letter dated January 28, 2010 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended August 31, 2009

Consolidated Results of Operations, page 27

1. We have read your response to our prior comment two and appreciate the additional information. However, given that you have excluded asset impairment charges in determining your non-GAAP measure, we believe this measure should be differentiated from EBITDA, as defined in Item 10(e)(ii)(A) and Exchange Act Release No. 47226. In future filings, please revise your definition of your non-GAAP performance measure to indicate that it eliminates asset impairment charges in addition to interest, taxes, depreciation and amortization and use a more appropriate label, such as adjusted EBITDA.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant